UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kayne Anderson BDC, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

48662X105

(CUSIP Number)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 48662X105

1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) became an indirect subsidiary of Koch, Inc. Employees of KII are no longer involved in the investment committee of Koch Companies Defined Benefit Master Trust (“Koch Pension”) and, accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any shares of common stock, par value $0.001 per share (the “Public Shares”), of Kayne Anderson BDC, Inc. (the “Issuer”) held by Koch Pension.

CUSIP: 48662X105

1	NAMES OF REPORTING PERSONS Koch Companies Defined Benefit Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,181,352 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,181,352 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,181,352 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 12,181,352 Public Shares held by Koch Pension.
(2)	Calculated using 65,116,459 Public Shares deemed outstanding as of May 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP: 48662X105

1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,181,352 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,181,352 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,181,352 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Represents 12,181,352 Public Shares held by Koch Pension. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. because of the involvement of certain employees of Koch, Inc. and its subsidiaries on Koch Pension’s investment committee.

(2)	Calculated using 65,116,459 Public Shares deemed outstanding as of May 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP: 48662X105

Item 1(a). Name of Issuer: Kayne Anderson BDC, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: 717 Texas Avenue, Suite 2200, Houston, TX 77002

Item 2(a). Name of Person Filing:

Koch Companies Defined Benefit Master Trust (“Koch Pension”)

Koch, Inc.

Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Stock, par value $0.001 per share (the “Public Shares”).

Item 2(e).CUSIP No.: 48662X105.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________

CUSIP: 48662X105

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 65,116,459 Public Shares deemed outstanding as of May 7, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Koch, Inc. may be deemed to beneficially own the Common Shares held by Koch Pension by virtue of the involvement of certain employees of Koch, Inc. and its subsidiaries on Koch Pension’s investment committee.

The filing of this Schedule 13G shall not be construed as an admission that Koch, Inc. is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

As a result of an internal reorganization described in footnote (1) on the cover page for KII, with respect to KII, this statement on Schedule 13G is being filed to report the fact that as of the date hereof KII has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 48662X105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2024
Koch Companies Defined Benefit Master Trust

	By:	Koch Companies LLC, its Sponsor

	By:	/s/ Randall A. Buschman
	Name:	Randall A. Buschman
	Title:	Vice President – Pension and Investments

Koch, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch Industries, LLC

	By:	/s/ Michael F. Zundel
	Name:	Michael F. Zundel
	Title:	Assistant Secretary

CUSIP: 48662X105

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement